Exhibit 99.1

Corporación América Airports S.A. Reports Flat Total Passenger Traffic in February 2020

Passenger traffic down 3.7% in Argentina and 8.7% in Uruguay, partially offset by growth in Perú, Ecuador and Armenia

LUXEMBOURG--(BUSINESS WIRE)--March 16, 2020--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary unchanged year-over-year passenger traffic in February 2020.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Feb'20(2)	Feb'19(1)(2)	% Var.	YTD'20(2)	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	3,696	3,590	3.0%	7,805	7,600	2.7%
International Passengers (thousands)	2,062	2,107	-2.1%	4,292	4,487	-4.4%
Transit Passengers (thousands)	643	729	-11.7%	1,474	1,578	-6.6%
Total Passengers (thousands)	6,401	6,426	-0.4%	13,570	13,666	-0.7%
Cargo Volume (thousand tons)	28.2	33.8	-16.7%	58.8	66.6	-11.8%
Total Aircraft Movements (thousands)	64.9	66.5	-2.4%	136.6	141.2	-3.3%

(1)

 Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for January and February 2019, as well as January 2020, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues as tariffs are applicable on departure passengers.

(2)

 Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, 280 in December 2019, 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic Overview

Total passenger traffic in February 2020 remained relatively flat YoY, primarily reflecting declines of 3.7% in Argentina and 8.7% in Uruguay, partially offset by growth of 24.3% in Perú, 17.6% in Armenia and 10.5% in Ecuador.

In Argentina, total passenger traffic decreased 3.7% YoY, driven by an 8.4% decline in international passenger traffic, reflecting sustained difficult macro conditions in the country. This mainly reflects lower traffic to Brazil and other neighboring countries, together with a decline in traffic to the US. Passenger traffic was also impacted by the reduction in airlines routes and frequencies in recent months. Domestic passenger traffic remained flat compared with a particularly strong month in the year ago period, in addition to weak economic conditions this quarter.

In Italy, passenger traffic growth of 0.9% YoY was mainly driven by a 12.4% increase in international traffic at Florence Airport, reflecting Vueling’s four new routes opened last September and additional frequencies in its existing routes. Passenger traffic at Pisa Airport dropped 3.6% YoY, mainly due to a 6.7% decline in International traffic, partially offset by a 2.7% increase in domestic passenger traffic. In addition, COVID-19 emergency measures generated a sharp decline in passenger traffic in the last days of February, reflecting an overall decline of approximately 25% in that specific period.

In Brazil, estimated figures are disclosed given delays in the submission of information for 195 flights out of a total of 12,602 flights, due to information systems transition. Total passenger traffic remained relatively flat YoY with increases of 6.7% in domestic passenger traffic and 16.5% in international passenger traffic, which more than offset a 12.5% decline in transit traffic. In addition, LATAM Airlines added frequencies to the Northeast and Southeast during the summer season while Gol continues to add routes and frequencies in line with its plan to expand operations at Brasilia Airport.

In Uruguay, passenger traffic declined 8.7% YoY, due to a 32.0% decline in passenger traffic at Punta del Este Airport, reflecting lower Argentine passengers due to difficult macro conditions, and, to lesser extent, a reduction in frequencies from Rio de Janeiro to Carrasco Airport. This was partially offset by the two additional frequencies to Madrid, Spain, opened by Iberia in July 2019.

In Armenia, total passenger traffic increased 17.6% YoY, benefiting from the addition of several routes and frequencies during 2019 and higher connectivity to Moscow, Russia, coupled with the good performance of Azimuth Airlines’ flights to Russian destinations Rostov and Sochi. Aircompany Armenia’s flights to regional destinations, as well as low-cost carrier Ryanair flights to Rome and Milan, Italy.

In Ecuador, total passenger traffic increased 10.5% YoY, driven by a 20.9% rise in international traffic, mainly reflecting the continued good performance of Jet Blue’s routes to Fort Lauderdale and New York, USA, American Airlines’ daily route to Dallas, USA, and Interjet’s daily routes to both Cancún and Ciudad de México, México. Growth was further supported by Iberia’s route to Madrid, Spain, opened in December, which more than offset the cancelation of LATAM’s route to the same destination.

Cargo Volume and Aircraft Movements

Cargo volume declined 16.7% in February 2020, mainly as a result of declines of 14.8% in Argentina, 25.9% in Brazil and 30.6% in Ecuador, partially offset by a 15.1% increase in Armenia. Aircraft movements declined 2.4% YoY in February 2020, driven by declines of 5.6% in Argentina and 8.6% in Uruguay, partially offset by an increase of 6.6% in Italy, 18.4% in Armenia and 10.4% in Peru.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Feb'20(2)	Feb'19(1)(2)	% Var.	YTD'20(2)	YTD'19(1)(2)	% Var.
Passenger Traffic (thousands)
Argentina	3,379	3,509	-3.7%	7,021	7,362	-4.6%
Italy	433	429	0.9%	913	889	2.7%
Brazil	1,515	1,521	-0.4%	3,391	3,387	0.1%
Uruguay	193	211	-8.7%	426	458	-7.0%
Ecuador	378	342	10.5%	763	695	9.8%
Armenia	196	167	17.6%	431	379	13.7%
Peru	307	247	24.3%	626	496	26.2%
TOTAL	6,401	6,426	-0.4%	13,570	13,666	-0.7%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	14,546	17,067	-14.8%	32,932	35,911	-8.3%
Italy	997	990	0.8%	2,116	2,017	4.9%
Brazil	6,252	8,441	-25.9%	10,863	14,483	-25.0%
Uruguay	1,876	1,937	-3.1%	3,919	3,846	1.9%
Ecuador	2,515	3,626	-30.6%	5,523	7,358	-24.9%
Armenia	1,575	1,368	15.1%	2,603	2,227	16.9%
Peru	418	418	0.1%	824	787	4.7%
TOTAL	28,179	33,846	-16.7%	58,781	66,629	-11.8%
Aircraft Movements
Argentina	34,348	36,403	-5.6%	71,104	76,543	-7.1%
Italy	4,585	4,302	6.6%	9,403	8,946	5.1%
Brazil	12,602	12,710	-0.8%	26,849	27,380	-1.9%
Uruguay	2,602	2,848	-8.6%	6,137	6,789	-9.6%
Ecuador	6,548	6,545	0.0%	14,043	13,699	2.5%
Armenia	1,837	1,552	18.4%	4,075	3,500	16.4%
Peru	2,400	2,174	10.4%	4,991	4,338	15.1%
TOTAL	64,922	66,534	-2.4%	136,602	141,195	-3.3%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411